FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Revises Consolidated Financial Forecasts Downward for the Fiscal Year 2005 ending March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 28, 2005, in Kyoto, Japan

Nidec Copal Revises Consolidated Financial Forecasts Downward

for the Fiscal Year 2005 ending March 31, 2006

Nidec Corporation today announced that Nidec Copal Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code: 7756), has revised its consolidated financial forecasts for the six months ending September 30, 2005 as well as for the full fiscal year ending March 31, 2006 as shown in the following tables.

1. Revised consolidated financial forecasts (Japanese GAAP) for the first half ending September 30, 2005

					(Yen in millions, %)
	First-half ending September 30, 2005				First-half ended September 30, 2004
	Previous forecast (Apr. 25 , 2005)	Revised forecast	Change (amount)	Change (percent)
Net sales	31,000	29,000	2,000	6.5%	36,400
Recurring income	2,950	2,350	600	20.3%	3,767
Net income	1,800	700	1,100	61.1%	2,241

2. Revised consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2006

					(Yen in millions, %)
	Year ending March 31, 2006
	Previous forecast (Apr. 25, 2005)	Revised forecast	Change (amount)	Change (percent)	Year ended March 31, 2004
Net sales	72,000	66,000	6,000	8.3%	69,042
Recurring income	6,900	5,800	1,100	15.9%	6,863
Net income	3,700	2,500	1,200	32.4%	4,975

3. Reasons for revision

With the IT industries entering a phase of inventory adjustments, the Company’s sales of digital camera shutters/lens units and LCD (liquid-crystal display) back-lighting units continued to lag. In the fiscal three months, the Company underwent the bankruptcy of Agfaphoto GmbH, a German purchaser of the Company’s laboratory system (photo development and printing system), and as a result, appropriated ¥1,059 million out of its account receivables of ¥1,176 million to extraordinary losses.

The Company is poised to expand sales in and after the September quarter, expecting a rapid-pace recovery in demand for its new lines of digital camera shutters/lens units, and brisk sales of metal exterior trim parts and LCD back-lighting units.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks , uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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